Filed Pursuant to Rule 424(B)(3)
Registration No. 333-122533

THE MONEY TREE INC.

SUBORDINATED DEMAND NOTES

SUPPLEMENT NO. 2 DATED FEBRUARY 27, 2008

TO THE PROSPECTUS DATED JANUARY 24, 2008

This document supplements, and should be read in conjunction with, the prospectus of The Money Tree Inc. dated January 24, 2008 and Supplement No. 1 dated February 15, 2008 relating to the Subordinated Demand Notes. The purpose of this supplement is to update the Management section of the Prospectus.

Management

Effective February 21, 2008, W. Derek Martin resigned as the sole director of The Money Tree Inc. and its various subsidiaries. On February 21, 2008, the shareholders of the company increased the number of directors to two (2) and elected Bradley D. Bellville and Jefferey V. Martin to the company’s Board of Directors. Mr. Bellville and Mr. Jefferey Martin will serve as directors until the next annual shareholders meeting or until their successors are elected. On February 21, 2008, the Board of Directors appointed Mr. Bellville as Chairman of the Board of Directors.

Below is a brief description of Mr. Jefferey Martin’s business experience.

Jefferey V. Martin became a member of our Board of Directors on February 21, 2008. Since October 1998, Mr. Martin has served as a loan approver in our centralized loan approval department. He is the son of our founder, the late Vance R. Martin. For 11 years prior to joining The Money Tree Inc., Mr. Martin worked in quality control at the Columbus, Georgia plant for Pratt & Whitney, a designer, manufacturer and servicer of aircraft engines, industrial gas turbines and space propulsion systems. Mr. Martin attended Columbus Technical Institute.